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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-1/A

                             TENDER OFFER STATEMENT
                               (AMENDMENT NO. 2)
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               BRC HOLDINGS, INC.
                           (Name of Subject Company)

                          ACS ACQUISITION CORPORATION
                       AFFILIATED COMPUTER SERVICES, INC.
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                  227174-10-9
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                 DAVID W. BLACK
                          ACS ACQUISITION CORPORATION
                               2828 NORTH HASKELL
                              DALLAS, TEXAS 75204
                                 (214) 841-6152
           (Name, Address and Telephone Number of Persons Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                           DAVID G. LUTHER, JR., ESQ.
                             HUGHES & LUCE, L.L.P.
                                1717 MAIN STREET
                                   SUITE 2800
                              DALLAS, TEXAS 75201
                                 (214) 939-5500

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                                    14D-1/A

CUSIP NO. 227174-10-9                                          Page 2 of 6 Pages

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(1) NAME OF REPORTING PERSONS:  ACS ACQUISITION CORPORATION
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  75-2786693

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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /

                                                                         (b) / /

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(3) SEC USE ONLY

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(4) SOURCES OF FUNDS

    AF and SC
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(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e)
    or 2(f)

                                                                             / /
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(6) CITIZENSHIP OR PLACE OF ORGANIZATION:

    DELAWARE
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(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    NOT APPLICABLE

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(8) CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
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(9) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

    NOT APPLICABLE
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(10) TYPE OF REPORTING PERSON:

    CO
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                                    14D-1/A

CUSIP NO. 227174-10-9                                          Page 3 of 6 Pages

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(1) NAME OF REPORTING PERSONS:  AFFILIATED COMPUTER SERVICES, INC.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 51-0310342

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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /

                                                                         (b) / /
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(3) SEC USE ONLY

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(4) SOURCES OF FUNDS

    BK, WC and SC
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(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e)
    or 2(f)

                                                                             / /
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(6) CITIZENSHIP OR PLACE OFORGANIZATION:

    DELAWARE
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(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    NOT APPLICABLE
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(8) CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
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(9) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

    NOT APPLICABLE
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(10) TYPE OF REPORTING PERSON:

    HC
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
    This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on October 23, 1998 (as amended, the "Schedule 14D-1") relates to the tender offer by ACS Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Affiliated Computer Services, Inc., a Delaware corporation ("Parent"), to purchase 8,704,238 shares of common stock, par value $.10 per share (collectively, the "Shares") of BRC Holdings, Inc., a Delaware corporation (the "Company"), at a purchase price of $19.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 1998 (the "Offer to Purchase"), a copy of which is attached as Exhibit 1 to the Schedule 14D-1, as supplemented by the Supplement thereto, dated November 16, 1998 (the "Supplement"), which is attached as Exhibit 19 hereto and the Letter of Transmittal, which, together with any amendments or supplements thereto, constitute the "Offer." Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase, the Supplement and the Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    Item 1(b) is hereby amended and supplemented by reference to the Introduction and Section 1 of the Supplement, which Introduction and Section 1 are incorporated herein by reference.

    Item 1(c) is hereby amended and supplemented by reference to Section 2 of the Supplement, which Section 2 is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    Item 3 is hereby amended and supplemented by reference to Sections 5 and 6 of the Supplement, which Sections 5 and 6 are incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    Items 5(a)-(e) are hereby amended and supplemented by reference to the Introduction and Section 6 of the Supplement, which Introduction and Section 6 are incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    Item 7 is hereby amended and supplemented by reference to the Introduction and Sections 4, 5 and 6 of the Supplement, which Introduction and Sections 4, 5 and 6 are incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Item 9 is hereby amended and supplemented by reference to Section 4 of the Supplement, which Section 4 is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10(b), (c) and (e) are hereby amended and supplemented by reference to
Section 7 of the Supplement, which Section 7 is incorporated hereby by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 of the Schedule 14D-1 is hereby amended to add the following exhibits:

    17 Letter from Parent and the Purchaser to the Company dated November 16, 1998.

    18  Press Release of Parent dated November 16, 1998.

    19  Supplement to Offer to Purchase.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 1998.                                       ACS ACQUISITION CORPORATION

                                                                By:                             /s/ MARK A. KING
                                                                                     --------------------------------------
                                                                Name:              Mark A. King
                                                                Title:             Vice President

                                                                AFFILIATED COMPUTER SERVICES, INC.

                                                                By:                             /s/ MARK A. KING
                                                                                     --------------------------------------
                                                                                   Mark A. King
                                                                Name:              Executive Vice President and Chief Financial
                                                                Title:             Officer

   EXHIBIT
   NUMBER      ITEM
-------------  --------------------------------------------------------------------------------------------------------
         17    Letter from Parent and the Purchaser to the Company dated November 16, 1998.

         18    Press Release of Parent dated November 16, 1998.

         19    Supplement to Offer to Purchase.